Mail Stop 3010

September 24, 2009

Mr. Jack E. Salmon
Chief Financial Officer and Treasurer
RAIT Financial Trust.
2929 Arch Street, 17th Floor
Philadelphia, PA 19104

> **Re:** **RAIT Financial Trust**
> **Form 10-K for the year ended December 31, 2008**
> **Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009**
> **File No. 1-14760**

Dear Mr. Salmon:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Performance Measures, page 61

1. Please tell us how your non-GAAP measure titled "Adjusted Earnings" complies with Item 10(e) of Regulation S-K. A majority of the reconciling items appear to be recurring charges and this appears to be an attempt to smooth earnings which violates Item 10(e) of Regulation S-K. In your response please provide a detailed analysis and discussion of why each item is allowed by Item 10(e) and the reasons why management believes that presentation of the non-GAAP measure provides useful information to investors regarding the registrant's financial condition and

results of operations. Each reconciling item should be discussed separately. We may have further comment.

Contractual Commitments, page 84

2.   We note that the amount of long-term debt within your contractual obligations table appears to represent principal payments only. Please tell us why you have not included interest related to your long-term debt obligations. Refer to footnote 46 in SEC Interpretive Release 33-8350.

Item 8. Financial Statements and Supplementary Data, page 87

Consolidated Statements of Operations, page 91

3.   Please tell us what consideration you gave to following the guidance of Article 9 of Regulation S-X in the presentation of the company's statements of operations (e.g., disclosure of net interest income after provision for loan losses and separate disclosure of interest and fees on loans and interest and dividends on investment securities). In addition, tell us how you considered the disclosures required by Industry Guide 3. Refer to SAB Topic 11K.

Notes to Consolidated Financial Statements, page 95

Note 2.g. Allowance for Losses, page 98

4.   Your disclosure regarding specific allowances for losses on your commercial and mezzanine loans appears to describe how specific loan loss reserves were determined under SFAS No. 114. Please clarify how you evaluated the need for a general reserve under SFAS No. 5. Refer to EITF Topic D-80.

5.   Please tell us and include in future filings the company's policy for foreclosed real estate (real estate owned) and its subsequent disposition.

Note 3. Investment in Loans, page 106

6.   Please tell us how you have complied with the disclosure requirements of paragraphs 20(a) and 20(b) of SFAS No. 114.

*****

        Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

If you have questions, please contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief